Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business Editors:
     Corus Entertainment to acquire CLT from CTVglobemedia

     TORONTO, March 7 /CNW/ - Corus Entertainment Inc. (TSX:CJR.B; NYSE:CJR)
announced today that the Company has reached an agreement to purchase the analog specialty television service CLT (Canadian Learning Television) from
CTVglobemedia. The transaction is subject to approval by the Canadian
Radio-television and Telecommunications Commission (CRTC). The acquisition price for CLT is approximately $73 million Cdn (subject to the customary closing adjustments).

     "The acquisition of CLT represents another great growth opportunity for
Corus Entertainment," said John Cassaday, President and CEO, Corus
Entertainment. "We are convinced that with the access to over 5 million households that CLT currently enjoys we have the know-how and experience to build on the success the network has achieved thus far."

     About Corus Entertainment Inc.

     Corus Entertainment Inc. is a Canadian-based media and entertainment company. Corus is a market leader in specialty television and radio with additional assets in pay television, advertising and digital audio services, television broadcasting, children's book publishing and children's animation.
The company's multimedia entertainment brands include YTV, Treehouse,
W Network, Movie Central, Nelvana, Kids Can Press and radio stations including
CKNW, CKOI and Q107. Corus creates engaging branded entertainment experiences for its audiences across multiple platforms. A publicly traded company, Corus is listed on the Toronto (CJR.B) and New York (CJR) exchanges. Experience
Corus on the web at www.corusent.com.

     %SEDAR: 00013131E          %CIK: 0001100868

     /For further information: Tracy Ewing, Vice President, Communications,
Corus Entertainment Inc., (416) 642-3792/
     (CJR.B. CJR)

CO:  Corus Entertainment Inc.

CNW 08:15e 07-MAR-08